United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

333-169799
Commission File No.

AEROFLEX INCORPORATED*
(Exact name of registrant as specified in its charter)
*See Table of Additional Registrants

35 South Service Road, Plainview, New York 11803; (516) 694-6700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

11.75% Senior Notes due 2015** Guarantees of 11.75% Senior Notes due 2015**
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

Please place an [x] in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:
11.75% Senior Notes due 2015:	0
Guarantees of 11.75% Senior Notes due 2015:	0

**           Aeroflex Incorporated is the registrant in respect of the 11.75% Senior Notes due 2015 and each of the additional registrants is a registrant in respect of the Guarantees of 11.75% Senior Notes due 2015.

TABLE OF ADDITIONAL REGISTRANTS

Exact Name of Additional Registrant As Specified in Its Charter	Commission File Number
Aeroflex Colorado Springs, Inc. (1)	333-169799-21
Aeroflex Systems Group, Inc. (formerly Aeroflex High Speed Test Solutions, Inc.) (2)	333-169799-20
Aeroflex/Inmet, Inc. (3)	333-169799-19
Aeroflex Control Components, Inc. (formerly Aeroflex/KDI, Inc.) (4)	333-169799-18
Aeroflex/Metelics, Inc. (5)	333-169799-17
Aeroflex Microelectronic Solutions, Inc. (6)	333-169799-16
Aeroflex Plainview, Inc. (7)	333-169799-15
Aeroflex/Weinschel, Inc. (9)	333-169799-14
Aeroflex Wichita, Inc. (10)	333-169799-13
Aeroflex Bloomingdale, Inc. (7)	333-169799-12
Aeroflex RAD, Inc. (8)	333-169799-11
AIF Corp. (7)	333-169799-10
Comar Products Inc. (7)	333-169799-09
IFR Finance, Inc. (10)	333-169799-08
IFR Systems, Inc. (10)	333-169799-07
MCE Asia, Inc. (6)	333-169799-06
MicroMetrics, Inc. (11)	333-169799-05
VI Technology, Inc. (dissolved by way of merger into Aeroflex Systems Goup, Inc.)	333-169799-04
Aeroflex Acquisition One, Inc. (7)	333-169799-03
Aeroflex Acquisition Two, Inc. (7)	333-169799-02
Aeroflex Acquisition Three, Inc. (7)	333-169799-01

The address and telephone number of the principal executive offices of each of the additional registrants are as follows:
(1)	4350 Centennial Blvd., Colorado Springs, CO 80907, (719) 594-8000.
(2)	12537B Riata Trace Parkway, Austin, TX 78727, (512) 327-3348
(3)	300 Dino Drive, Ann Arbor, MI 48103, (734) 426-5553.
(4)	611 Industrial Way, Eatontown, NJ 07724, (732) 460-0212.
(5)	975 Stewart Drive, Sunnyvale, CA 94086, (408) 737-8181.
(6)	310 Dino Drive, Ann Arbor, MI 48103, (734) 426-1230.
(7)	35 South Service Road, Plainview, NY 11803, (516) 694-6700.
(8)	5017 North 30th Street, Colorado Springs, CO 80919, (719) 531-0800
(9)	5305 Spectrum Drive, Frederick, MD 21703, (301) 846-9222.
(10)	10200 West York Street, Wichita, KS 67215, (316) 522-4981.
(11)	54 Grenier Field Road, Londonderry, NH 03052, (603) 641-3800.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants listed below has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  August 10, 2011

AEROFLEX INCORPORATED

By:	/s/ John Adamovich, Jr.
Name:	John Adamovich, Jr.
Title:	Senior Vice President, Chief Financial
Officer and Secretary

Aeroflex Colorado Springs, Inc.
MCE Asia Inc.
MicroMetrics, Inc.
Aeroflex Plainview, Inc.
IFR Systems, Inc.
Aeroflex Wichita, Inc.
IFR Finance, Inc.
Aeroflex Systems Group, Inc.
Aeroflex RAD, Inc.
Aeroflex Bloomingdale, Inc.
Aeroflex Acquisition One, Inc.
Aeroflex Acquisition Two, Inc.
Aeroflex Acquisition Three, Inc.
Comar Products Inc.
AIF Corp
Aeroflex Control Components, Inc.
Aeroflex/Metelics, Inc.
Aeroflex Microelectronic Solutions, Inc.
Aeroflex/Weinschel, Inc.
Aeroflex/Inmet, Inc.

By:	/s/ John Adamovich, Jr.
Name:	John Adamovich, Jr.
Title:	Vice President